EXHIBIT 16.2
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                                De Joya & Company
                   Certified Public Accountants & Consultants
                          2425 W. Horizon Ridge Parkway
                             Henderson, Nevada 89052
               Telephone (702) 563-1600 o Facsimile (702) 920-8049


July 15, 2005

United States
Securities and Exchange Commission
Washington, DC  20549

We take exception to the second page of Form 8-K Public Document Count 1 re:
Alpha Spacecom, Inc., May 13, 2005 Item 4.01 "Change in Registrant's Certifying Accountant" to wit:

"In connection with the audit of our financial statements for the above periods and through the date of this Report, there were no disagreements with De Joya on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreements, if not resolved to the satisfaction of De Joya, would have caused them to make reference in connection with its reports to the subject matter of the disagreements."

Specifically, our disagreements are as follows:

I. Mr. Xuedong (Tony) Hu, the Company's CEO claimed he had expenditures in the Beijing office but failed to produce them.

II. Tony Hu claimed the expenses in the Hong Kong office were not valid but never followed up after we gave to him a breakdown of these expenses.

III. We asked for the revised 2004 financial statements, including the 10K, and were assured they were forthcoming but never received them.

IV.      Tony Hu threatened litigation if we did not complete the audit.

V. We requested that Terrence Sien as CFO review the financial statements. Mr. Telsey, Alpha's securities attorney and general counsel thought this impractical. Mr. Sien was then dismissed as CFO subsequent to this discussion.

In addition, exception is taken to Item 8.01 "Other Events", last paragraph, Form 8-K, Public Document Count 2. Especially, the sentence that states, "We have encountered difficulties with


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the ability of our auditors to complete their annual audit, due primarily to a management dispute that resulted in the legal actions in Colorado and California". We disagree with this statement considering we were nearing completion of the audit.

Initially our 2004 audit of Alpha, similar to the 2003 audit, was being coordinated by Terrence Sien, Alpha's CFO. Because of the court cases handed down by the Colorado and California courts involving dissension between Messrs. Hu and Sien, Mr. Telsey contacted us and opined that Mr. Hu was now in charge of the audit and we were to work with Mr. Hu. This we did. Our communications with Mr. Hu, who was in Beijing, were done via emails. Mr. Hu, whose English is limited, supposedly had Ms. Rain Zhang, a nominee for a director's position translate his emails. In a recent phone conversation with Ms. Zhang she implied that she did very little translating for Mr Hu.

We and Andrew Telsey were, we thought, in agreement on signing off on the 2004 10K. We had previously forwarded to Mr. Telsey financial statements and accompanying notes prepared by Terrence Sien, Alpha's CFO during the audit period. In addition, Mr. Telsey requested various documents for his client Mr. Tony Hu, Alpha's CEO, which we furnished. In a recent conversation with Mr. Telsey, he stated that he doesn't know why we were dismissed and thought our dismissal was a foolish act.

Aborting an audit practically 90% complete, lack of client cooperation and apparent lack of communication within Alpha's management makes us as auditors, who are supposed to possess healthy skepticism, suspicious of this behavior. Consequently, we must inform the Commission that we cannot state that there were no disagreements or scope limitations with our former client.

De Joya & Company

s/Arthur de Joya

Arthur de Joya, C.P.A.